February 3, 2025

Mark D. Gordon
Chief Executive Officer
Odyssey Marine Exploration, Inc.
205 S. Hoover Boulevard
Suite 210
Tampa, FL 33609

       Re: Odyssey Marine Exploration, Inc.
           Registration Statement on Form S-1
           Filed January 24, 2025
           File No. 333-284491
Dear Mark D. Gordon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   David M. Doney